                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     -------


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER

                        Rursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


         For    3Q-2000 results


                                    NERA ASA
                         Kokstadveien 23, P.O. Box 7090
                                  N-5020 BERGEN
                                     Norway


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F   X            Form 40-F
                       -----                   -----

        Indicate by ckeck mark whether the registrant by furnishing the information continued in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                No  X
                           ----              ------

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                 NERA ASA


                                 By:      Bjorn Ove Skjeie (sign.)
                                          Name:  Bjorn Ove Skjeie
                                          Title: President and
                                                 Chief Operating Officer




Dated:  October 31, 2000

                                                [NERA LOGO]
--------------------------------------------------------------------------------
                                                NERA ASA

                                                Postal Address
                                                P.O. Box 7090, N-5020 BERGEN,
                                                Norway,
                                                Office Address
PRESS RELEASE, 31 October 2000                  Kokstadveien 23, BERGEN, Norway,
                                                Tel.No.:  +47 55 22 51 00
                                                Fax.No.:  +47 55 22 52 99
                                                Head Office
                                                Nera ASA, 5020 BERGEN
                                                Register of Business Enterprises
                                                NO 944 536 949 MVA


< NERAY >
NERA AS OF SEPTEMBER 30, 2000
HIGH LEVEL OF ACTIVITY IN THE MARKETS.
FOCUS ON THE ABILITY TO DELIVER PRODUCTS.

NERA CONTINUED TO PROFIT FROM HIGH LEVELS OF ACTIVITY IN THE MARKETS AND SUCCESSFUL SALES WORK IN THE THIRD QUARTER. THIS RESULTED IN A SOLID ORDER INTAKE, WITH A NOTABLE 38 PERCENT HIGHER ORDER INTAKE IN TRANSMISSION NETWORKS, LAYING A SOLID FOUNDATION FOR A SATISFACTORY GROWTH IN VOLUME ON AN ANNUAL BASIS IN LINE WITH THE EXPECTATIONS THE COMPANY EARLIER HAS EXPRESSED. THIS WILL MEAN A GROWTH OF ABOUT 20 PERCENT IN THE TRANSMISSION NETWORKS UNIT AND A SOMEWHAT LOWER VOLUME IN THE SATELLITE COMMUNICATIONS UNIT COMPARED TO LAST YEAR.


KEY FIGURES 3. QUARTER 2000*
--------------------------------------------------------------------------------------------------------------------
Amounts in                          2000 as of      1999 as of September    % change on 1999    1999 as of September
NOK million                       September 30th            30th                restated                30th
                                                          Restated                                    Ordinary
--------------------------------------------------------------------------------------------------------------------

REVENUES                                  1 707                 1 559                  10 %                 2 029
--------------------------------------------------------------------------------------------------------------------
Operating income before
Wireless Broadband Access                 138.8                  85.2                  63 %                 110.2
--------------------------------------------------------------------------------------------------------------------
Operating income before
restructuring                              80.9                  85.2                  -5 %                 110.2
--------------------------------------------------------------------------------------------------------------------

INCOME BEFORE TAX                         133.5                  80.2                  66 %                 105.2
--------------------------------------------------------------------------------------------------------------------
Order intake                              2 060                 1 760                  17 %                 2 230
--------------------------------------------------------------------------------------------------------------------

* Column 2 shows the reported accounts for 1999 restated to eliminate discontinued operations and non-recurring items. Column 4 shows the reported accounts for 1999 adjusted for non-recurring items.

"The challenge in the fourth quarter and into the next year will be to show our ability to handle growth," underlines CEO Bjorn Ove Skjeie. "The growth potential for our businesses are greater than in a long time, and with a targeted effort to increase delivery volumes our revenues will show a positive trend after a quarter marked by seasonal variations and low production run rate in the beginning of the period resulted in a somewhat lower delivery volume than expected." He also emphasized the strengthened partnerships with international players in the industry, Ericsson with several new contracts, the renewed framework agreement with Lucent and the strategic partnership with ST Microelectronics. "The management has focused on partnerships, alliances and cooperation for some years, and we feel this is beginning to pay off."

                                QUARTERLY RESULTS

-------------------------------------------------------------------------------------------------------------------------------
                         3RD QUARTER    2ND QUARTER     1ST QUARTER    4TH QUARTER    3RD QUARTER    2ND QUARTER    1ST QUARTER
(Amounts in 1000 NOK)        2000           2000            2000           1999           1999           1999           1999
-------------------------------------------------------------------------------------------------------------------------------
ORDERS RECEIVED             617,495        853,149         589,244        657,363        596,257        825,690        808,659
-------------------------------------------------------------------------------------------------------------------------------
SALES                       543,990        548,476         614,564        736,891        635,820        679,599        713,467
-------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME
BEFORE RESTRUCTUR.              919         29,901          50,079         66,229         45,786         31,696         32,737
-------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES          30,337         40,488          62,670         86,914        153,060         29,775         27,052
-------------------------------------------------------------------------------------------------------------------------------


                            STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------
(Amounts in 1000 NOK)                                              01.01-30.09         01.01-30.09              YEAR
                                                                      2000                1999                  1999
-----------------------------------------------------------------------------------------------------------------------
Net income                                                            97,707              146,831              207,578
Depreciation                                                          36,680               43,958               58,667
Writedowns goodwill and financial non-current assets                                                             1,700
Change in inventories, accounts receivable/payable and
other working capital items                                         -155,134              272,268              332,603
Other adjustments to operating activities                             33,617             -161,422             -206,051
-----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                   12,870              301,635              394,497
-----------------------------------------------------------------------------------------------------------------------
Capital expenditures                                                  11,524                5,327                5,013
Proceeds from sales of property, plant and equipment                 -74,252              -45,280              -60,151
Other investments and sales                                           49,085              131,941              173,411
-----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                  -13,643               91,988              118,273
-----------------------------------------------------------------------------------------------------------------------
Proceeds from issuance of shares                                     857,479
Net change in own shares                                             -10,930
Dividends paid                                                       -19,562
Net change in debt                                                     5,174             -261,576             -257,273
-----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                  832,161             -261,576             -257,273
-----------------------------------------------------------------------------------------------------------------------
TRANSLATION DIFFERENCES                                                5,483               -5,011               -6,640
-----------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                              836,871              127,036              248,857
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     481,534              232,677              232,677
CASH AND CASH EQUIVALENTS AT END OF PERIOD                         1,318,405              359,713              481,534
-----------------------------------------------------------------------------------------------------------------------

                                INCOME STATEMENTS


-----------------------------------------------------------------------------------------------------------------------------------
(Amounts in NOK 1000)                           01.01-30.09       01.01-30.09          YEAR           3RD QUARTER       3RD QUARTER
                                                   2000              1999              1999               2000              1999
-----------------------------------------------------------------------------------------------------------------------------------
ORDERS RECEIVED                                  2,059,888         2,230,607         2,887,967           617,495           596,257
SALES                                            1,707,030         2,028,886         2,765,777           543,990           635,820
Operating costs                                 -1,391,614        -1,715,262        -2,314,276          -452,989          -527,697
Depreciation                                       -36,680           -43,958           -58,667           -11,810           -13,763
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE R&D                        278,736           269,666           392,834            79,191            94,360
-----------------------------------------------------------------------------------------------------------------------------------
Research and Development                          -197,837          -159,447          -216,386           -78,272           -48,574
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE RESTRUCTURING
GAIN AND LOSS                                       80,899           110,219           176,448               919            45,786
-----------------------------------------------------------------------------------------------------------------------------------
Restructuring gain and loss                                          104,700           112,807                             104,700
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                    80,899           214,919           289,255               919           150,486
-----------------------------------------------------------------------------------------------------------------------------------
Income from investment in associated comp.          16,345             5,602            12,098             5,477             5,112
Net financial income (expenses)                     36,251           -10,634            -4,552            23,941            -2,538
-----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES                                133,495           209,887           296,801            30,337           153,060
-----------------------------------------------------------------------------------------------------------------------------------
Taxes                                              -35,788           -63,056           -89,223            -4,482           -47,180
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                          97,707           146,831           207,578            25,855           105,880
-----------------------------------------------------------------------------------------------------------------------------------


                                 BALANCE SHEETS

---------------------------------------------------------------------------------
(AMOUNTS IN NOK 1000)                       30-SEP-00     31-DEC-99    30-SEP-99
---------------------------------------------------------------------------------
R&D, purchased technology                      43,018       21,431        21,431
Deferred tax assets                            23,172        7,351        62,501
Goodwill                                       75,523
Property, plant and equipment                 167,715      141,191       172,243
Financial non-current assets                  372,698      271,291       318,002
---------------------------------------------------------------------------------
NON-CURRENT ASSETS                            682,126      441,264       574,177
---------------------------------------------------------------------------------
Inventories                                   278,859      309,322       318,068
Trade receivables                             647,294      592,548       674,726
Other receivables                             333,811      445,847       285,484
Short-term shareholdings                        2,300        2,300
Cash and cash equivalents                   1,318,405      481,534       359,713
---------------------------------------------------------------------------------
CURRENT ASSETS                              2,580,669    1,831,551     1,637,991
---------------------------------------------------------------------------------
TOTAL ASSETS                                3,262,795    2,272,815     2,212,168
---------------------------------------------------------------------------------
Shareholders' equity                        1,968,673      969,508       926,222
Long-term liabilities                         291,702      335,038       374,338
Current liabilities                         1,002,420      968,269       911,608
---------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                3,262,795    2,272,815     2,212,168
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
INTEREST-BEARING CURRENT LIABILITIES           61,952       32,509           178
INTEREST-BEARING LONG-TERM LIABILITIES        191,465      226,456       254,484
---------------------------------------------------------------------------------

REPORT FOR 3RD QUARTER 2000
NERA ASA

Nera continued to profit from high levels of activity in the markets and successful sales work in the third quarter. The operating revenue, combined with the order backlog, is a solid foundation for a satisfactory growth in volume on an annual basis in line with the expectations the company earlier has expressed. A growth of about 20 percent in the Transmission Networks business and a somewhat lower volume in the Satellite Communications area than the previous year.

With a targeted effort to increase delivered volume the revenues will develop positively, adding to the normal seasonal variations, after coming through a quarter that seasonal fluctuations and low run rate at the beginning resulted in a somewhat lower production output than expected.
The operating margin is on a satisfactory level when the costs for developing the Wireless Broadband Access unit are factored in. The operating income is lower this year when compared to the same period last year, but earnings from associated companies and net financial income are adding a sizable positive amount to earnings before tax.

We continued developing Nera into a Broadband company with a wireless technology base in the third quarter. From a common technology base in our knowledge of radio link and satellite communications, we are targeting three different market segments: Transmission networks, broadband access and mobile satellite communications. Key points are UMTS, DVB-RCS, new point-to-multipoint products and the development of mobile broadband terminals.


INCOME STATEMENT, BALANCE SHEET, NET CASH POSITION AND EQUITY

At the end of the third quarter 2000 the Nera group had accumulated sales of NOK 1 707 million. At the same point last year the sales were NOK 1 559 million after deducting NOK 470 million in sales from discontinued operations. This increase of NOK 148 million in sales represents a growth of about 10 percent. Operating costs in the first three quarters were NOK 1 391 million compared to NOK 1 280 million in 1999 adjusted for discontinued operations.
Operating margin before R&D was 16.3 percent, 3 percentage points higher than the equivalent period in 1999. R&D costs were NOK 197.8 million in the first three quarters this year, compared to NOK 159.4 million last year. R&D-costs were 11.6 percent of sales this year, which compares to 7.9 percent the previous year.
Operating income before restructuring was NOK 80.9 million in the first three quarters of 2000 while it was NOK 85.2 million in 1999. In the same period we have had an operating loss in the new, developing Wireless Broadband Access business unit of NOK 57.9 million. Even when we include the development costs in this unit we have an operating margin of 4.7 percent in the first 9 months this year, compared to 5.5 percent in 1999.

Earnings from associated companies were NOK 16.3 million and net financial income was NOK 36.3 million, resulting in income before tax of NOK 133.5 million at the end of the third quarter. This compares to NOK 80.2 million in 1999 when adjusted for divested units and non-recurring items.
Net income was NOK 97.7 million, giving earnings per share of NOK 0.91 per share based on an average number of shares outstanding of 107.9 million in the period. As of 30th September 2000 the Nera group's consolidated balance sheet was NOK 3 263 million, an increase of NOK 990 million from NOK 2 273 million at the end of 1999. The equity has increased by NOK 999 million in the period, giving an equity ratio of about 60,3 percent with the number of shares issued now standing at 122.9 million.
The company's cash balance is good, with the payment for the newly issued shares being the primary factor behind the increase in cash balance from NOK 482 million to NOK 1 318 million in the nine months from December 31 1999. Acquisitions in the U.S. have added more than NOK 100 million to the balance sheet total.

ORDER INTAKE AND BACKLOG

The order intake increased by 17 percent compared with 1999 both for the third quarter alone and for the nine months ending September 30. Nine month order intake was NOK 2 060 million compared to NOK 1 760 million adjusted in 1999. Our market position is strengthened in several regions.
At the end of the third quarter we have significantly higher order backlog for delivery in the first half of next year when compared to what we have experiences in previous financial years.
In Transmission Networks order intake increased 38 percent compared to the same period in 1999, and we experience solid demand for our products and services in most markets.
The Satellite Communications order intake is down on adjusted 1999 numbers, reflecting a lower activity in the Inmarsat earth station area.
The order backlog is NOK 1 166 million at the end of the third quarter, an increase of NOK 332 million when compared to 1999 (after adjusting for the discontinued operations and the terminated ICO-contract). Of the backlog NOK 716 million is to be delivered in the fourth quarter, while NOK 285 million is scheduled for the first quarter of 2001 and NOK 165 million for the second quarter of 2001 or later. The order backlog in Transmission Networks has increased by about 50 percent.
After the end of the third quarter we have also signed a major contract resulting in deliveries of about NOK 170 million in the first half of 2001.

FUTURE PROSPECTS

As we pointed out in our report for the first half-year the opportunities for growth in Transmission Networks are good. We still expect this unit to attain a 20 percent growth in sales and income over 1999. The high volume presents a challenge for our logistics and manufacturing functions, and these will receive special focus in the fourth quarter and into 2001.
The sales volume within Satellite Communications will be lower than in 1999 after adjusting for discontinued units, but the operating margin will be more than 10 percent.

The broadband market is developing rapidly and is getting a lot of attention from the public. Nera's Wireless Broadband Access unit is still in a development phase, with focus on developing the product range, partnerships, the organisation and channels to the market. The Board expects costs of about NOK 60 million for developing this unit in the fourth quarter, and the build-up will continue next year. We expect to take some orders, but sales for this unit will be marginal this year.
Nera's solid financial position will allow us to exploit structural opportunities. The aim is to create an industrial unit which can play a significant role in the global broadband market with the group's wireless technology as the foundation.

                          Board of Directors, Nera ASA
                             Bergen/Oslo, 2000-26-10

                                                                     [NERA LOGO]
--------------------------------------------------------------------------------


NERA IS TAKING SHAPE AS A BROADBAND COMPANY

The development of Nera into a broadband company continued in the third quarter. "Our aim is to create an industrial unit which can play a significant role in the global broadband market with the group's wireless technology as the foundation," says Skjeie, not hiding the fact that in order to reach t his goal structural changes are necessary. With Nera's know-how in radio link and satellite communications as the foundation, these three market segments are targeted: Transmission Networks, Broadband Access and Mobile Satellite Communications.

" We are positioning ourselves in the market for UMTS networks, exploring various opportunities in Europe. Our participation in the Norwegian Orange-consortium, which is seeking a Norwegian UMTS license, is a part of this strategy. Orange/France Telecom, two of the partners in the consortium, also have licences or applications all over Europe. In addition we are also working through all our traditional channels to the market in order to win projects. CityLink is a central product in this scenario, and now we are also able to offer low capacity radio links from the acquisitions we made in the USA earlier this year. In addition indications are that our experience and competence in building radio based networks can become a competitive edge," says Skjeie, expecting orders to materialize in 2001.

The Wireless Broadband Access unit is still in a development phase, with focus on developing the product range, partnerships, the organisation and channels to the market. The Eutelsat contract has increased the speed of the development of DVB-RCS equipment, and contacts have been established with other potential users of this technology. Nera Netlink, the Point-to-Multipoint product which will be used in the Modalen municipality, is ready for the market. Velocity, which was developed in Dallas, USA, will enter the marketplace in the fourth quarter. "We are satisfied that we have been able to put together a substantial range of wireless broadband access products in a timespace of six months," comments Skjeie. "Now we have a solid foundation for getting orders, and we will increase the focus on sales in the time to come." He expects costs of NOK 60 million in the fourth quarter to continue the development of the business unit, as previously planned.

Skjeie points out that it is gratifying to notice that the sales of Nera WorldCommunicator is picking up speed in parallel with the development of Nera as a broadband company. "The market seems to be catching on to this mobile data communications terminal, and we will extend our evaluation of future opportunities within the mobile broadband terminal segment based on our satellite know-how," ends Skjeie.

ABOUT NERA:

Nera is a Norwegian company specializing in wireless broadband systems and equipment. The company designs, develops, manufactures and market point-to-point and point-to-multipoint radio link equipment. satellite terminals and land earth stations for mobile and fixed satellite communications. Nera is a major supplier to INMARSAT. The Company is listed on NASDAQ in New York (ticker: NERAY) and on the Oslo Stock Exchange. Nera ASA has an associated company, Nera Telecommunications Ltd., listed in the Singapore Exchange Ltd. (ticker: Nera
Tel). Nera's Web site: http://www.nera.no.

The quarterly report and a presentation of the quarterly accounts are available from Nera's homepage at www.nera.no

Enclosures: Income statement, balance sheet, statement of cash flows and quarterly results

Contact:          Mr. Helge Skaar, Head of Corporate Communications, Nera ASA
                  Phone: +47 55 22 58 20, e-mail: hsk@nera.no